Logistic Properties of the Americas and Strategic Partner Alas Complete Purchase of Puebla Logistics Facilities

Purchase Marks LPA’s First Asset Acquisition in Mexico

San Jose, Costa Rica – August 15, 2025 - Logistic Properties of the Americas (NYSE American: LPA) ("LPA" or the "Company") a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate across Latin America, announced today the closing of a previously announced asset acquisition as part of its strategic partnership with Inmobiliaria y Constructora Alas, S.A. (“Alas” or “Falcon”). This key milestone aligns with LPA’s strategy to expand its regional presence in Latin America. Through the partnership and purchase, LPA will acquire a premier logistics asset in Puebla, Mexico, marking its first investment in the country’s vibrant and strategically vital logistics real estate market. Ownership of the property will be distributed as 90% by Alas and 10% by LPA.

The property comprises two operating logistics buildings totaling 257,700 square feet of gross leasable area, which are strategically located across from Volkswagen’s largest manufacturing facility outside of Germany. The site plays a critical role in Mexico’s supply chain, which has supported automotive production and exports to the U.S. and other Latin America countries for many years.

The Puebla property is anchored by and primarily leased to DHL, a global logistics leader, and is projected to generate approximately USD $1.6 million in annual net operating income. This transaction advances LPA’s strategy to acquire mission-critical logistics assets that support essential, difficult-to-replace supply networks. Additionally, it lays the groundwork for future growth in Mexico through strategic, purpose-driven partnerships that emphasize differentiation and value creation.

“Our strategic partnership with Alas and initial co-investment are fundamental milestones in LPA’s long-term expansion strategy that encompasses Mexico, enabling us to serve both current and future high-profile global clients like DHL,” said Esteban Saldarriaga, Chief Executive Officer of LPA. “The partnership combines Alas’s deep local market knowledge with LPA’s proven operational and institutional expertise. The integration of the Puebla facilities into LPA’s regional real estate platform showcases the power of strategic alliances to deliver sustained value in a high-demand logistics corridor.”

“We are proud to partner with LPA on this landmark transaction,” added Francisco Alvarez, Co-CEO of Alas. “Our aligned vision and complementary strengths have enabled us to establish a foothold in one of the most strategically vital locations within Mexico’s extensive industrial sector. This marks the first step to expand LPA’s leading logistics real estate platform into Mexico, one that we believe has considerable growth potential as well as the capacity to deliver and generate substantial value over time.”

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of June 30, 2025, LPA’s operating and development portfolio comprises 33 logistics facilities in Costa Rica, Colombia and Peru, totaling approximately 536,000 square meters (or approximately 5.8 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made.

Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com